May 22, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F. Street, NE

Washington, D.C. 20549

Re:	Your Letter Dated May 19, 2020 (the “Comment Letter”) Regarding the Form 10-K for the Year Ended December 31, 2019 Filed February 18, 2020 of Herbalife Nutrition Ltd. (File No. 001-32381)

Dear Ms. Meadows and Mr. Thompson:

Herbalife Nutrition Ltd. (the “Company” or “we”) takes its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings very seriously and appreciates comments from the Staff of the Securities and Exchange Commission (the “Staff”) as well as the opportunity the review process provides to improve the content of the Company’s public filings. For ease of reference, the headings and paragraph below correspond to the headings and comment in the Comment Letter, with the Staff’s comment presented in bold italicized text.

In response to your comment, the Company offers the following response:

Form 10-K for the Year Ended December 31, 2019

Note 7. Contingencies, page 96

1.

With respect to the purported class action lawsuit disclosed in the last paragraph, please provide an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made as required by ASC 450-20-50-4b.

Company Response:

We note the Staff’s comment, and in response thereto, confirm that, based on the current facts and circumstances and those that existed at the filing of the 10-K, the Company cannot and could not estimate the possible loss or range of loss that may be incurred with respect to the referenced case. The Company further notes that it will include in its future Form 10-Q and Form 10-K filings contingency footnote disclosure regarding whether any estimate of loss can be made with respect to this case based on the then-current facts and circumstances.

* * * * *

Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

HERBALIFE NUTRITION LTD.

By:	/s/ Bosco Chiu
Bosco Chiu
Executive Vice President
Chief Financial Officer

cc:	Henry Wang, Executive Vice President and General Counsel
Brian Lane, Gibson, Dunn & Crutcher LLP
Stefanie Kane, PricewaterhouseCoopers LLP